Exhibit 99.1

Phoenix New Media Reports First Quarter 2016 Unaudited Financial Results

1Q16 Mobile Advertising Revenues Up 115.3% YOY

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 9

BEIJING, China, May 10, 2016 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2016.

“As the Internet media landscape in China continues to evolve, ifeng remains focused on strengthening our core capabilities by bridging high-quality journalism with cutting-edge technology,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “We are focusing on further integrating our content and marketing resources across the PC and mobile ends to offer a more seamless and comprehensive experience to our users. Along with these resources integration efforts, we are strategically shifting our focus to the mobile end, with an emphasis on boosting consumption of our original content over our ifeng news app and attracting users to our platform through leveraging Yidian’s personalized content offering. We are also rolling out marketing solutions for advertisers looking to benefit from the integration of mobile, video and big data technology, and will continue to hone our journalistic capabilities in order to create a more effective and efficient media ecosystem of creation, consumption and monetization.”

Mr. Ya Li, president of Phoenix New Media, stated, “We continue to face headwinds associated with the market-wide pressure on PC ad revenues, and our first quarter results reflect this reality. However, our strong 115.3% year-over-year growth in mobile advertising revenues validates our strategy to integrate content and marketing resources with a focus on the mobile front. Yidian Zixun’s total number of average daily active users reached 25 million in April. In addition, our ifeng News app’s user base was assessed as the stickiest among its peers in the news app space, in terms of average time spent per user, according to iResearch in March 2016. The competitive edge of our mobile offering reflects our media DNA and will support us as we navigate the PC-media industry downturn and focus on capturing new growth opportunities in the mobile era.”

First Quarter 2016 Financial Results

REVENUES

Total revenues for the first quarter of 2016 were RMB322.9 million (US$50.1 million), as compared to RMB365.1 million in the first quarter of 2015.

Net advertising revenues (net of advertising agency service fees) for the first quarter of 2016 increased by 1.1% to RMB271.4 million (US$42.1 million) from RMB268.4 million in the first quarter of 2015, primarily due to the 115.3% year-over-year growth in mobile advertising revenues, which was partially offset by the decrease in PC advertising revenues.

Paid service revenues for the first quarter of 2016 were RMB51.6 million (US$8.0 million), as compared to RMB96.7 million in the first quarter of 2015, primarily due to the 61.0% year-over-year decrease in mobile value-added services (“MVAS”)1 revenues to RMB29.1 million (US$4.5 million) from RMB74.7 million in the first quarter of 2015 resulting from the decrease in user demands. Revenues from games and others2 for the first quarter of 2016 increased by 2.3% to RMB22.5 million (US$3.5 million) from RMB22.0 million in the first quarter of 2015, primarily due to the increase in revenues generated from online digital reading business.

COST OF REVENUES

Cost of revenues for the first quarter of 2016 decreased by 16.8% to RMB158.2 million (US$24.5 million) from RMB190.1 million in the first quarter of 2015. The decrease in cost of revenues was primarily due to the decrease in revenue sharing fees and bandwidth costs. Revenue sharing fees to telecom operators and channel partners for the first quarter of 2016 decreased to RMB18.9 million (US$2.9 million) from RMB51.5 million in the first quarter of 2015, mainly due to the decreased sales of MVAS products. Content and operational costs for the first quarter of 2016 increased to RMB95.5 million (US$14.8 million) from RMB90.8 million in the first quarter of 2015, due to the increase in content acquisition cost. Bandwidth costs for the first quarter of 2016 decreased to RMB17.3 million (US$2.7 million) from RMB21.5 million in the first quarter of 2015. Sales taxes and surcharges for the first quarter of 2016 was RMB26.5 million (US$4.1 million) which was flat as compared with the same period last year. Share-based compensation included in cost of revenues was RMB0.9 million (US$0.1 million) in the first quarter of 2016, as compared to RMB5.0 million in the first quarter of 2015. The decrease was primarily due to an increase of the estimated forfeiture rate of share-based awards.

GROSS PROFIT

Gross profit for the first quarter of 2016 was RMB164.8 million (US$25.6 million), as compared to RMB175.0 million in the first quarter of 2015. Gross margin for the first quarter of 2016 increased to 51.0% from 47.9% in the first quarter of 2015. The increase of gross profit margin was mainly attributable to the decrease of share-based compensation included in cost of revenues and decrease of sale of low gross profit margin products in paid services.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented below certain non-GAAP financial measures which excluded the impact of certain non-cash or non-operating items as stated in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Non-GAAP gross margin, which excludes share-based compensation, for the first quarter of 2016 increased to 51.3% from 49.3% in the first quarter of 2015.

1  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

2  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the first quarter of 2016 decreased by 4.2% to RMB161.0 million (US$25.0 million) from RMB168.0 million in the first quarter of 2015. Share-based compensation included in operating expenses decreased to RMB3.2 million (US$0.5 million) in the first quarter of 2016 from RMB9.8 million in the first quarter of 2015, primarily due to an increase of the estimated forfeiture rate of share-based awards.

Income from operations for the first quarter of 2016 was RMB3.8 million (US$0.6 million), as compared to income from operations of RMB6.9 million in the first quarter of 2015. Operating margin for the first quarter of 2016 was 1.2% as compared to 1.9% in the first quarter of 2015. The decrease was mainly due to the decrease in paid services revenue and the increase in mobile traffic acquisition expenses and bad debt provision, which were partially offset by the decrease in revenue sharing fees and share-based compensation.

Non-GAAP income from operations for the first quarter of 2016, which excludes share-based compensation, was RMB7.9 million (US$1.2 million), as compared to RMB21.7 million in the first quarter of 2015. Non-GAAP operating margin for the first quarter of 2016, which excludes share-based compensation, was 2.4%, as compared to 6.0% in the first quarter of 2015. The decrease was mainly due to the decrease in paid services revenue and the increase in mobile traffic acquisition expenses and bad debt provision, which were partially offset by the decrease in revenue sharing fees.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, net, foreign currency exchange gain or loss, loss/gain from equity investments, including impairments and others, net3. Total other income for the first quarter of 2016 was RMB10.7 million (US$1.7 million), as compared to total other loss of RMB13.4 million in the first quarter of 2015. Gain from equity investments, including impairments for the first quarter of 2016 was RMB1.0 million (US$0.2 million), as compared to loss from equity investments, including impairments of RMB20.0 million in the first quarter of 2015. Interest income, net, for the first quarter of 2016 was RMB7.4 million (US$1.1 million), as compared to RMB8.8 million in the first quarter of 2015. Foreign currency exchange loss for the first quarter of 2016 was RMB1.9 million (US$0.3 million), which was consistent with the first quarter of 2015.

NET (LOSS)/INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the first quarter of 2016 increased to RMB11.6 million (US$1.8 million) from a net loss attributable to Phoenix New Media Limited of RMB11.2 million in the first quarter of 2015. Net margin for the first quarter of 2016 was 3.6% as compared to negative 3.1% in the first quarter of 2015. Net income per diluted ADS4 in the first quarter of 2016 increased to RMB0.16 (US$0.02) from a net loss of RMB0.16 in the first quarter of 2015.

3  “Others, net” primarily consists of government subsidies.

4  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Non-GAAP net income attributable to Phoenix New Media Limited for the first quarter of 2016, which excludes share-based compensation and loss/gain from equity investments, including impairments, was RMB14.7 million (US$2.3 million), as compared to RMB23.6 million in the first quarter of 2015. Non-GAAP net margin for the first quarter of 2016 was 4.5%, as compared to 6.5% in the first quarter of 2015. Non-GAAP net income per diluted ADS in the first quarter of 2016 was RMB0.20 (US$0.03), as compared to RMB0.32 in the first quarter of 2015.

As of March 31, 2016, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.09 billion (US$169.3 million).

For the first quarter of 2016, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 72,260,128. As of March 31, 2016, the Company had a total of 570,651,462 ordinary shares outstanding, or the equivalent of 71,331,433 ADSs.

Recent Updates

The Company announced today that Mr. Andy Jin Xu, Senior Vice President of the Company, has resigned due to personal reasons. Mr. Shuang Liu, CEO of the Company, will assume interim responsibility for handling all advertising sales, marketing and branding activities while the Company undertakes a search for Mr. Xu’s replacement. Mr. Xu will leave the Company on July 1, 2016, but will continue to consult for the Company during the search for his replacement, in order to ensure a smooth transition. Mr. Shuang Liu stated, “On behalf of the ifeng team, I would like to sincerely thank Andy for his contribution to the Company over the past three years. Under his direction, we were able to integrate PC and mobile sales forces, establish a more complete advertising sales system, develop strong native marketing solutions, rapidly grow our mobile advertising revenues, and further strengthen the ifeng brand in China’s advertising industry. We sincerely wish him the best in his future endeavors.”

Business Outlook

For the second quarter of 2016, the Company expects its total revenues to be between RMB336.0 million and RMB351.0 million. Net advertising revenues are expected to be between RMB290.0 million and RMB300.0 million. Paid service revenues are expected to be between RMB46.0 million and RMB51.0 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 9, 2016 (May 10, 2016 at 9:00 a.m. Beijing / Hong Kong time) to discuss its first quarter 2016 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	2410154

A replay of the call will be available through May 16, 2016 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	2410154

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income from operations is income from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income from operations divided by total revenues. Non-GAAP net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation and loss/gain from equity investments, including impairments. Non-GAAP net margin is non-GAAP net income attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income per diluted ADS is non-GAAP net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and loss/gain from equity investments, including impairments, add clarity to the constituent parts of its performance. The Company reviews non-GAAP net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation and loss/gain from equity investments, including impairments. Share-based compensation and loss/gain from equity investments, including impairments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly-titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4480 to US$1.00, the noon buying rate in effect on March 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2015	2016	2016
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	310,669	225,788	35,017
Term deposits and short term investments	769,681	740,560	114,851
Restricted cash	125,000	125,000	19,386
Accounts receivable, net	506,351	500,308	77,591
Amounts due from related parties	124,677	200,161	31,042
Prepayment and other current assets	58,574	66,692	10,343
Deferred tax assets	35,963	38,829	6,022
Total current assets	1,930,915	1,897,338	294,252
Non-current assets:
Property and equipment, net	80,537	77,226	11,977
Intangible assets, net	12,404	11,088	1,720
Available-for-sale investments	513,994	516,743	80,140
Equity investments, net	11,610	11,585	1,797
Other non-current assets	17,746	17,718	2,747
Total non-current assets	636,291	634,360	98,381
Total assets	2,567,206	2,531,698	392,633
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	131,046	130,392	20,222
Accounts payable	289,148	288,817	44,792
Amounts due to related parties	19,368	18,504	2,870
Advances from customers	15,239	20,077	3,114
Taxes payable	93,120	65,279	10,124
Salary and welfare payable	114,028	89,924	13,946
Accrued expenses and other current liabilities	80,891	73,157	11,346
Total current liabilities	742,840	686,150	106,414
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	203
Long-term liabilities	18,368	19,294	2,992
Total non-current liabilities	19,680	20,606	3,195
Total liabilities	762,520	706,756	109,609
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,733	16,738	2,596
Class B ordinary shares	22,053	22,053	3,420
Additional paid-in capital	1,551,104	1,556,993	241,469
Statutory reserves	70,311	70,311	10,904
Retained earnings	122,093	133,711	20,737
Accumulated other comprehensive income	23,341	26,587	4,123
Total Phoenix New Media Limited shareholders’ equity	1,805,635	1,826,393	283,249
Noncontrolling interests	(949)	(1,451)	(225)
Total shareholders’ equity	1,804,686	1,824,942	283,024
Total liabilities and shareholders’ equity	2,567,206	2,531,698	392,633

* Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	268,396	346,190	271,383	42,088
Paid service revenues	96,705	84,579	51,557	7,996
Total revenues	365,101	430,769	322,940	50,084
Cost of revenues	(190,134)	(207,028)	(158,168)	(24,530)
Gross profit	174,967	223,741	164,772	25,554
Operating expenses:
Sales and marketing expenses	(87,590)	(82,756)	(75,558)	(11,718)
General and administrative expenses	(39,059)	(60,020)	(45,043)	(6,986)
Technology and product development expenses	(41,376)	(43,958)	(40,358)	(6,259)
Total operating expenses	(168,025)	(186,734)	(160,959)	(24,963)
Income from operations	6,942	37,007	3,813	591
Other income/(loss):
Interest income, net	8,831	6,754	7,353	1,140
Foreign currency exchange (loss)/gain	(1,917)	743	(1,864)	(289)
(Loss)/gain from equity investments, including impairments	(20,019)	(9,771)	1,007	156
Others, net	(298)	13,066	4,206	653
(Loss)/income before tax	(6,461)	47,799	14,515	2,251
Income tax expense	(4,859)	(7,158)	(3,399)	(527)
Net (loss)/income	(11,320)	40,641	11,116	1,724
Net loss attributable to noncontrolling interests	111	422	502	78
Net (loss)/income attributable to Phoenix New Media Limited	(11,209)	41,063	11,618	1,802
Net (loss)/income	(11,320)	40,641	11,116	1,724
Other comprehensive (loss)/income, net of tax: fair value remeasurement for available-for-sale investments	(3,302)	13,376	5,314	824
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	1,238	27,220	(2,068)	(321)
Comprehensive (loss)/income	(13,384)	81,237	14,362	2,227
Comprehensive loss attributable to noncontrolling interests	111	422	502	78
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(13,273)	81,659	14,864	2,305
Net (loss)/ income attributable to Phoenix New Media Limited	(11,209)	41,063	11,618	1,802
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.02)	0.07	0.02	0.003
Diluted	(0.02)	0.07	0.02	0.003
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.16)	0.57	0.16	0.03
Diluted	(0.16)	0.57	0.16	0.02
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	571,848,522	572,175,288	572,996,971	572,996,971
Diluted	571,848,522	578,625,484	578,081,026	578,081,026

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	268,396	346,190	271,383	42,088
Paid service	96,705	84,579	51,557	7,996
Total revenues	365,101	430,769	322,940	50,084
Cost of revenues
Net advertising service	127,822	143,144	126,032	19,546
Paid service	62,312	63,884	32,136	4,984
Total cost of revenues	190,134	207,028	158,168	24,530
Gross profit
Net advertising service	140,574	203,046	145,351	22,542
Paid service	34,393	20,695	19,421	3,012
Total gross profit	174,967	223,741	164,772	25,554

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2015				Three Months Ended December 31, 2015				Three Months Ended March 31, 2016
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	174,967	4,993	(1)	179,960	223,741	(7,289	)(1)	216,452	164,772	851	(1)	165,623
Gross margin	47.9%			49.3%	51.9%			50.2%	51.0%			51.3%
Income from operations	6,942	14,805	(1)	21,747	37,007	(5,957	)(1)	31,050	3,813	4,081	(1)	7,894
Operating margin	1.9%			6.0%	8.6%			7.2%	1.2%			2.4%
		14,805	(1)			(5,957	)(1)			4,081	(1)
		20,019	(2)			9,771	(2)			(1,007	)(2)
Net (loss)/ income attributable to Phoenix New Media Limited	(11,209)	34,824		23,615	41,063	3,814		44,877	11,618	3,074		14,692
Net margin	-3.1%			6.5%	9.5%			10.4%	3.6%			4.5%
Net (loss)/income per ADS—diluted	(0.16)			0.32	0.57			0.62	0.16			0.20
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	71,481,065			71,481,065	72,328,186			72,328,186	72,260,128			72,260,128

(1) Share-based compensation

(2) Loss/ (gain) from equity investments, including impairments

Details of cost of revenues are as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	US$
(Amounts in thousands)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	51,467	46,603	18,854	2,924
Content and operational costs	90,761	106,585	95,450	14,803
Bandwidth costs	21,540	19,662	17,346	2,690
Sales taxes and surcharges	26,366	34,178	26,518	4,113
Total cost of revenues	190,134	207,028	158,168	24,530